UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SI-BONE, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

825704 10 9

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 825704 10 9

1.	Name of Reporting Person: Montreux Equity Partners IV, L.P.

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 1,733,494

	6.	Shared Voting Power: 302,320(1)

	7.	Sole Dispositive Power: 1,733,494

	8.	Shared Dispositive Power: 302,320(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,035,814(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.37% (2)

12.	Type of Reporting Person: PN

(1)                                 Montreux Equity Partners IV, L.P. (“MEP IV”) is a California limited partnership whose principal business is making investments in the securities of other entities. Montreux IV Associates, L.L.C. (“Associates”) is a California limited liability company whose principal business is making investments in the securities of other entities. Montreux IV Associates IV, L.L.C. (“Associates IV”) is a California limited liability company whose principal business is making investments in the securities of other entities. Montreux Equity Management IV, L.L.C. (“MEM IV”) is a California limited liability company, the sole general partner of MEP IV and the manager of Associates and Associates IV. Daniel K. Turner, III is an individual and citizen of the United States of America and sole manager of MEM IV. Each of MEM IV and Mr. Turner disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein.

(2)                                 Based upon 24,335,690 shares of the Common Stock of the Issuer outstanding as of November 28, 2018 as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 29, 2018.

SCHEDULE 13G

CUSIP No. 825704 10 9

1.	Name of Reporting Person: Montreux IV Associates, L.L.C.

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 130,391

	6.	Shared Voting Power: 1,905,423(1)

	7.	Sole Dispositive Power: 130,391

	8.	Shared Dispositive Power: 1,905,423(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,035,814(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.37% (2)

12.	Type of Reporting Person: CO

(1)                                 Montreux Equity Partners IV, L.P. (“MEP IV”) is a California limited partnership whose principal business is making investments in the securities of other entities. Montreux IV Associates, L.L.C. (“Associates”) is a California limited liability company whose principal business is making investments in the securities of other entities. Montreux IV Associates IV, L.L.C. (“Associates IV”) is a California limited liability company whose principal business is making investments in the securities of other entities. Montreux Equity Management IV, L.L.C. (“MEM IV”) is a California limited liability company, the sole general partner of MEP IV and the manager of Associates and Associates IV. Daniel K. Turner, III is an individual and citizen of the United States of America and sole manager of MEM IV. Each of MEM IV and Mr. Turner disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein.

(2)                                 Based upon 24,335,690 shares of the Common Stock of the Issuer outstanding as of November 28, 2018 as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 29, 2018.

SCHEDULE 13G

CUSIP No. 825704 10 9

1.	Name of Reporting Person: Montreux IV Associates IV, L.L.C.

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 171,929

	6.	Shared Voting Power: 1,863,885(1)

	7.	Sole Dispositive Power: 171,929

	8.	Shared Dispositive Power: 1,863,885(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,035,814(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.37% (2)

12.	Type of Reporting Person: CO

(1)                                 Montreux Equity Partners IV, L.P. (“MEP IV”) is a California limited partnership whose principal business is making investments in the securities of other entities. Montreux IV Associates, L.L.C. (“Associates”) is a California limited liability company whose principal business is making investments in the securities of other entities. Montreux IV Associates IV, L.L.C. (“Associates IV”) is a California limited liability company whose principal business is making investments in the securities of other entities. Montreux Equity Management IV, L.L.C. (“MEM IV”) is a California limited liability company, the sole general partner of MEP IV and the manager of Associates and Associates IV. Daniel K. Turner, III is an individual and citizen of the United States of America and sole manager of MEM IV. Each of MEM IV and Mr. Turner disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein.

(2)                                 Based upon 24,335,690 shares of the Common Stock of the Issuer outstanding as of November 28, 2018 as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 29, 2018.

SCHEDULE 13G

CUSIP No. 825704 10 9

1.	Name of Reporting Person: Daniel K. Turner, III

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 2,035,814(1)

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 2,035,814(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,035,814(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.37% (2)

12.	Type of Reporting Person: IN

(1)                                 Montreux Equity Partners IV, L.P. (“MEP IV”) is a California limited partnership whose principal business is making investments in the securities of other entities. Montreux IV Associates, L.L.C. (“Associates”) is a California limited liability company whose principal business is making investments in the securities of other entities. Montreux IV Associates IV, L.L.C. (“Associates IV”) is a California limited liability company whose principal business is making investments in the securities of other entities. Montreux Equity Management IV, L.L.C. (“MEM IV”) is a California limited liability company, the sole general partner of MEP IV and the manager of Associates and Associates IV. Daniel K. Turner, III is an individual and citizen of the United States of America and sole manager of MEM IV. Each of MEM IV and Mr. Turner disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein.

(2)                                 Based upon 24,335,690 shares of the Common Stock of the Issuer outstanding as of November 28, 2018 as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 29, 2018.

Item 1.
	(a)	Name of Issuer: SI-BONE, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 471 El Camino Real, Suite 101, Santa Clara, California

Item 2.
	(a)	Name of Person Filing: Montreux Equity Partners IV, L.P. Montreux IV Associates, L.L.C. Montreux IV Associates IV, L.L.C. Daniel K. Turner, III
	(b)	Address or Principal Business Office or, if none, Residence: Four Embarcadero Center, Suite 3720 San Francisco, CA 94111
	(c)	Citizenship or Place of Organization: MEP IV, Associates, Associates IV and MEM IV: California. Daniel K. Turner, III: United States of America
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 825704 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned

MEP IV	2,035,814

Associates	2,035,814

Associates IV	2,035,814

Daniel K. Turner, III	2,035,814

(b) Percent of class

MEP IV	8.37%

Associates	8.37%

Associates IV	8.37%

Daniel K Turner, III	8.37%

(c)(i) Number of shares to which the person has sole power to vote or direct the vote

MEP IV	1,733,494

Associates	130,391

Associates IV	171,929

Daniel K. Turner, III	0

(c)(ii) Number of shares to which the person has shared power to vote or direct the vote

MEP IV	302,320

Associates	1,905,423

Associates IV	1,863,885

Daniel K. Turner, III	2,035,814

(c)(iii) Number of shares to which the person has sole power to dispose or direct the disposition of

MEP IV	1,733,494

Associates	130,391

Associates IV	171,929

Daniel K. Turner, III	0

(c)(iv) Number of shares to which the person has shared power to dispose or direct the disposition of

MEP IV	302,320

Associates	1,905,423

Associates IV	1,863,885

Daniel K. Turner, III	2,035,814

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

MONTREUX EQUITY PARTNERS IV, LP

By:	Montreux Equity Management IV, L.L.C., its General Partner

By:	/s/ Daniel K. Turner, III
Daniel K. Turner, III, Managing Member

MONTREUX IV ASSOCIATES, L.L.C.

By:	Montreux Equity Management IV, L.L.C., its General Partner

By:	/s/ Daniel K. Turner, III
Daniel K. Turner, III, Managing Member

MONTREUX IV ASSOCIATES IV, L.L.C.

By:	Montreux Equity Management IV, L.L.C., its General Partner

By:	/s/ Daniel K. Turner, III
Daniel K. Turner, III, Managing Member

By:	/s/ Daniel K. Turner, III
Daniel K. Turner, III

Signature Page to Schedule 13G

Issuer: SI-BONE, Inc.

EXHIBIT INDEX

Exhibit I — Joint Filing Agreement

EXHIBIT I

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of February 14, 2019, by and among the parties signatories hereto. The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, par value $0.0001 per share, of SI-BONE, Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

MONTREUX EQUITY PARTNERS IV, LP

By:	Montreux Equity Management IV, L.L.C., its General Partner

By:	/s/ Daniel K. Turner, III
Daniel K. Turner, III, Managing Member

MONTREUX IV ASSOCIATES, L.L.C.

By:	Montreux Equity Management IV, L.L.C., its General Partner

By:	/s/ Daniel K. Turner, III
Daniel K. Turner, III, Managing Member

MONTREUX IV ASSOCIATES IV, L.L.C.

By:	Montreux Equity Management IV, L.L.C., its General Partner

By:	/s/ Daniel K. Turner, III
Daniel K. Turner, III, Managing Member

/s/ Daniel K. Turner, III
Daniel K. Turner, III